UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Goodman Networks Incorporated

(Issuer)

Goodman Networks Services, LLC

Multiband Field Services, Incorporated

(Subsidiary Guarantors)

(Names of Applicant)

2801 Network Boulevard, Suite 300

Frisco, Texas 75034

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.0% Senior Secured Notes due 2022	$112,500,000

Approximate date of proposed public offering: On, or as soon as practicable following, the Effective Date of the Plan of Reorganization

Name and Address of Agent for Service:

Anthony J. Rao

Goodman Networks Incorporated

Executive Vice President and General Counsel and Secretary

2801 Network Boulevard, Suite 300

Frisco, Texas 75034

(972) 406-9692

Copies to:
Greg R. Samuel Matthew L. Fry Haynes and Boone, LLP 2323 Victory Ave, Suite 700 Dallas, Texas 75219 (214) 651-5000	Paul D. Zier Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2180

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 to the Application for Qualification of Indenture on Form T-3 (the “Amendment”), which amends the Application for Qualification of Indenture on Form T-3 (File No. 022-29038) originally filed by Goodman Networks Incorporated, Goodman Networks Services, LLC and Multiband Field Services, Incorporated (collectively, the “Applicants”) with the Securities and Exchange Commission (the “SEC”) on March 3, 2017 (the “Initial Application”), is being filed to, among other things: (i) amend and restate Item 4 to include information concerning anticipated directors and executive officers of the Applicants as of the Effective Date, (ii) amend and restate Item 5 to update the expected equity ownership as of the Effective Date, (iii) amend and restate Item 8 to update the terms of the Indenture and (iv) include additional exhibits and attach certain exhibits previously omitted from the Initial Application.

This Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used and not defined herein have the meanings ascribed to them in the Initial Application.

MANAGEMENT AND CONTROL

ITEM 4.	DIRECTORS AND EXECUTIVE OFFICERS.

(a) The following table lists the names and offices held by all directors and executive officers of the Company as of the date of this Application. As of the Effective Date, the terms of the current members of the Company’s Board of Directors shall expire. The mailing address for each of the individuals listed in the following tables is c/o Goodman Networks Incorporated, 2801 Network Boulevard, Suite 300, Frisco, Texas 75034.

Goodman Networks Incorporated

Name	Title

John A. Goodman	Executive Chairman, Chief Executive Officer, President and Director
John Debus	Interim Chief Financial Officer
Jason A. Goodman	Chief Operating Officer and Director
Anthony J. Rao	Executive Vice President, General Counsel and Secretary
Jonathan E. Goodman	Director
W. Farley Dakan	Director

Pursuant to the Plan of Reorganization, the Company’s officers and overall management structure as of the Effective Date shall be determined by certain holders of Common Stock, subject to the consent of AT&T Services, Inc. (“AT&T”), and in consultation with certain holders of the Old Notes. Currently, it is anticipated that the following individuals will be selected to serve as executive officers of the Company on the Effective Date:

Name	Title

John A. Goodman	Executive Chairman, Chief Executive Officer and President
John Debus	Chief Financial Officer
Jason A. Goodman	Chief Operating Officer
Anthony J. Rao	Executive Vice President, General Counsel and Corporate Secretary
Alvie Smith	Executive Vice President Field Services
Carol Murdock	Executive Vice President Business Operations
Jim Meyers	Executive Vice President Carrier Services, Sprint
Michael Bathon	Senior Vice President Information Technology

Pursuant to the Plan of Reorganization, as of the Effective Date, the Company’s Board of Directors shall consist of five persons and will include: (i) two directors selected by the Required Consenting Equityholders (as defined in the Plan of Reorganization), (ii) one independent director selected by the Required Consenting Equityholders from three potential directors proposed by AT&T and (iii) two independent directors selected by the Required Consenting Noteholders (as defined in the Plan of Reorganization). Currently, it is anticipated that the following individuals will be selected to serve as directors of the Company on the Effective Date: John A. Goodman, Jason A. Goodman, Sherman K. Edmiston III, Rocco Romanella and Mark Keiffer.

The following two tables list the names and offices held by all directors and executive officers of the Subsidiary Guarantors as of the date of this Application. Each director and officer is expected to remain a director or officer of its respective entity on the Effective Date, subject to the determination of the officers and overall management structure of the Company as described above. The mailing address for each of the individuals listed in the following tables is c/o Goodman Networks Incorporated, 2801 Network Boulevard, Suite 300, Frisco, Texas 75034.

Goodman Networks Services, LLC

Name	Title
John A. Goodman	Executive Chairman, Chief Executive Officer and President
John Debus	Interim Chief Financial Officer
Jason A. Goodman	Chief Operating Officer
Anthony J. Rao	Executive Vice President, General Counsel and Secretary
Goodman Networks Incorporated	Manager

Multiband Field Services, Incorporated

Name	Title
John A. Goodman	Executive Chairman, Chief Executive Officer and President; Director
John Debus	Interim Chief Financial Officer
Jason A. Goodman	Chief Operating Officer
Anthony J. Rao	Executive Vice President, General Counsel and Secretary

ITEM 5.	PRINCIPAL OWNERS OF VOTING SECURITIES.

Goodman Networks Incorporated

The table below lists ownership information concerning each person owning 10 percent or more of the voting securities of the Company (i) as of April 1, 2017 and (ii) after giving effect to the transactions contemplated to occur upon consummation of the Plan of Reorganization. The columns under “Before the Consummation of the Plan of Reorganization” are calculated based on 912,754 shares of Common Stock and 352,000 shares of Common Stock issuable upon the exercise of options (the “Options”) outstanding on April 1, 2017. The complete mailing address for each beneficial owner is c/o Goodman Networks Incorporated, 2801 Network Boulevard, Suite 300, Frisco, Texas 75034.

		Before the Consummation of the Plan of Reorganization			As Adjusted to Give Effect to the Consummation of the Plan of Reorganization (1)
Name	Title of Class	Amount Owned		Percentage of Voting Securities Owned	Amount Owned		Percentage of Voting Securities Owned
John A. Goodman	Common Stock	315,290	(2)	30.7%	286,472	(2)(3)	1.8%
Jason A. Goodman	Common Stock	173,650	(4)	18.2%	144,832	(3)(4)	0.9%
Jonathan E. Goodman	Common Stock	168,548	(4)	17.7%	139,730	(3)(4)	0.9%
Joseph M. Goodman	Common Stock	115,050	(4)	12.1%	86,232	(3)(4)	0.5%
James E. Goodman	Common Stock	105,346		11.5%	76,528	(3)	0.5%
Goodman MBE Group LP	Common Stock	—		—	8,516,872	(5)	53.2%

(1)	Reflects (i) the issuance of 15,096,790 shares of New Common Stock pursuant to the Plan of Reorganization, including (a) the issuance of 8,020,782 shares of New Common Stock to Goodman MBE Group LP (the “MBE Group”), (b) the issuance of 6,724,008 shares of New Common Stock to the holders of claims pursuant to the Old Notes and (c) the issuance of 352,000 shares of New Common Stock pursuant to a share dividend payable to the holders of record of Common Stock prior to the Effective Date, which shares are to be held in an escrow account (the “Escrow Account”), and (ii) the contribution by John A. Goodman, Jason A. Goodman, Jonathan E. Goodman, Joseph M. Goodman and James E. Goodman of an aggregate of 144,090 shares of New Common Stock to the MBE Group. To the extent the Options are forfeited or otherwise terminated, the same number of shares of New Common Stock that underlie the forefeited or terminated Options will be released from the Escrow Account to the holders of Common Stock or their respective assigns on a pro rata basis. To the extent the Options are exercised, the Company will cancel the same number of shares of New Common Stock held in the Escrow Account and will issue New Common Stock out of treasury to the Option holders or their respective assigns.
(2)	Includes 115,000 shares issuable upon the exercise of Options. Also includes 71,275 shares over which Mr. John A. Goodman has limited voting power pursuant to proxy and voting agreements.
(3)	Reflects his contribution of 28,818 shares of New Common Stock to the MBE Group upon consummation of the Plan of Reorganization. Excludes shares held by the MBE Group.
(4)	Includes 40,000 shares issuable upon the exercise of an Option.
(5)	Includes 144,090 shares of New Common Stock contributed, in the aggregate, by John A. Goodman, Jason A. Goodman, Jonathan E. Goodman, Joseph M. Goodman and James E. Goodman. The general partner of the MBE Group is Goodman MBE Group GP LLC (“MBE GP”). The members and managers of MBE GP are John A. Goodman, Jason A. Goodman, Jonathan E. Goodman, Joseph M. Goodman and James E. Goodman. Voting and investment decisions on behalf of the MBE Group require the approval of at least three of the five managers of MBE GP. Accordingly, the shares held by the MBE Group are not deemed beneficially owned by any manager of MBE GP. Also includes 352,000 shares of New Common Stock held in the Escrow Account over which the MBE Group has voting power.

Pursuant to the Plan of Reorganization, the MBE Group will acquire, on the Effective Date, shares of New Common Stock representing an aggregate of 50.1% of the New Common Stock outstanding on the Effective Date. In addition, pursuant to the Plan of Reorganization, the holders of claims pursuant to the Old Notes will be issued their pro rata share of an aggregate of 42.0% of the New Common Stock outstanding on the Effective Date. Following such issuances, the interests of holders of claims pursuant to the Common Stock, including the holders of the Options, will retain an aggregate of 7.9% of the New Common Stock outstanding on the Effective Date; provided that John A. Goodman, Jason A. Goodman, Jonathan E. Goodman, Joseph M. Goodman and James E. Goodman are expected to contribute, in the aggregate, 0.9% of the New Common Stock to the MBE Group on the Effective Date such that that the MBE Group would own 51.0% of the New Common Stock on the Effective Date.

Goodman Networks Services, LLC

The table below lists ownership information concerning each person owning 10 percent or more of the voting securities of Goodman Networks Services, LLC, a Subsidiary Guarantor, as of April 1, 2017. Such ownership will not change as a result of consummation of the Plan of Reorganization.

Name	Title of Class	Amount Owned	Percentage of Voting Securities Owned
Goodman Networks Incorporated	LLC Interest	100%	100%

Multiband Field Services, Incorporated

The table below lists ownership information concerning each person owning 10 percent or more of the voting securities of Multiband Field Services, Incorporated, a Subsidiary Guarantor, as of April 1, 2017, based on 1,000 shares of common stock issued and outstanding as of April 1, 2017. Such ownership will not change as a result of consummation of the Plan of Reorganization.

Name	Title of Class	Amount Owned	Percentage of Voting Securities Owned

Goodman Networks Incorporated	Common Stock	1,000	100%

INDENTURE SECURITIES

ITEM 8.	ANALYSIS OF INDENTURE PROVISIONS.

The Notes will be issued under the Indenture which will be filed by amendment as Exhibit T3C to this Application. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “TIA”), and the description is qualified in its entirety by reference to the form of Indenture to be filed by amendment as Exhibit T3C to this Application. Holders of Notes are encouraged to read the Indenture in its entirety because many provisions that will control the rights of a holder of Notes are not described in this analysis. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture. Section references refer to sections in the Indenture unless otherwise indicated. The Applicants have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed.

Events of Default; Remedies; Notice

Each of the following will be an “Event of Default” under the Indenture:

(1)	default in any payment of interest on any Note when due, continued for 30 days;

(2)	default in the payment of principal of or premium, if any, on any Note when due at its stated maturity, upon redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure by the Company or any Restricted Subsidiary to comply with its certain obligations under the restrictive covenants governing asset sales, maintaining corporate existence, offers to repurchase Notes upon the occurrence of a change of control, redemptions of Notes using excess cash flow and mergers, consolidations and sale of substantially all of the Company’s assets;

(4)	failure by the Company or any of its Restricted Subsidiaries for 30 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with certain restrictive covenants (to the extent not covered by clause (3) above), governing restricted payments, incurrence of Indebtedness and issuance of preferred stock, and the existence and incurrence of liens;

(5)	failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in the Indenture (to the extent not covered by clauses (2) and (3) above);

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(a)	is caused by a failure to pay principal of, premium on, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates an amount greater than or equal to $5.0 million;

(7)	failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed, for a period of 60 days;

(8)	the occurrence of any of the following:

(a)

any Security Document for the benefit of Holders of the Notes is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect in any material respect, other than in accordance with the terms of the relevant Security Documents; provided, however, that it shall not be a default under this clause if the sole result of the failure of one or more Security Documents to be fully enforceable is that any Lien purported to be granted under such Security Document on Collateral, individually or in the aggregate having a Fair Market Value of not more than $2.5 million ceases to be an enforceable and perfected security interest, not subject to any Liens prior to the Liens other than Permitted Prior Liens; or

(b)	except as permitted by the Indenture, any Lien for the benefit of Holders of the Notes purported to be granted under any Security Document for the benefit of Holders of the Notes on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $2.5 million ceases to be an enforceable and perfected first-priority Lien in any material respect, subject only to Permitted Prior Liens, and such condition continues for 60 days after written notice by the Trustee of failure to comply with such requirement; provided that it will not be an Event of Default under this clause if such condition results from the action or inaction of the Trustee; or

(c)	the Company or any Significant Subsidiary that is a Guarantor (or any such Guarantors that together would constitute a Significant Subsidiary), or any Person acting on behalf of any of them, denies or disaffirms, in writing, any material obligation of the Company or such Significant Subsidiary that is a Guarantor (or such Guarantors that together constitute a Significant Subsidiary) set forth in or arising under any Security Document for the benefit of Holders of the Notes;

(9)	certain events of bankruptcy, insolvency or reorganization of the Company, a Restricted Subsidiary that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

(10)	except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee.

In the case of an Event of Default specified in clause (9) above occurs with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. Following any Event of Default, the outstanding principal amount of the Notes shall bear interest at the rate that is 2% higher than the then applicable interest rate on the Notes. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes shall become due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) above, the declaration of the acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause (6) above have rescinded the declaration of acceleration in respect of such Indebtedness within 60 days of the date of such declaration and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction, (2) all existing Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived and (3) remedies have not been taken with respect to Notes Priority Collateral securing such Indebtedness. The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of all of the Holders of all the Notes, rescind an acceleration and its consequences under the Indenture, if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal of, premium, if any, or interest on the Notes that has become due solely because of the acceleration) have been cured or waived. The Holders of a majority in aggregate principal amount of the then outstanding Notes shall send a copy of any and all notices they send to the Trustee under the Acceleration section of the Indenture (Section 6.02) to the Collateral Agent.

In the event the Notes are accelerated or otherwise become due prior to maturity, in each case, in respect of any Event of Default (including, but not limited to, upon the occurrence of an Event of Default arising under clause (9) above (including the acceleration of claims by operation of law)), the premium (including (x) the Applicable Premium that would have been due on such date with respect to an optional redemption pursuant to the optional redemption provisions of the Indenture related to optional redemptions prior to the third anniversary of the date of the Indenture, if such date occurs prior to the third anniversary of the date of the Indenture, or (y) the relevant premium that would have been due on such date pursuant to the optional redemption provisions of the Indenture related to optional redemptions on and after the third anniversary of the date of the Indenture, if such date occurs on or after the third anniversary of the date of the Indenture) of the Notes will also be due and payable as though the Notes were optionally redeemed and shall constitute part of the Notes Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Holder’s lost profits as a result thereof. The foregoing premium shall be presumed to be the liquidated damages sustained by each Holder as the result of the early redemption and the Company agrees that it is reasonable under the circumstances currently existing. The foregoing premium shall also be payable in the event the Notes (and/or the Indenture) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. THE COMPANY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Company expressly agrees (to the fullest extent it may lawfully do so) that: (A) the foregoing premium is reasonable and is the product of an arm’s-length transaction between sophisticated business people, ably represented by counsel; (B) the foregoing premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between Holders and the Company giving specific consideration in this transaction for such agreement to pay the foregoing premium; and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Company expressly acknowledges that its agreement to pay the foregoing premium to Holders as herein described is a material inducement to Holders to purchase the Notes.

If an Event of Default occurs and is continuing, the Trustee or the Notes Representative or the Collateral Agent may pursue any available remedy to collect the payment of principal of, premium on, if any, or interest on, the Notes or to enforce the performance of any provision of the Notes or the Indenture. The Trustee or the Notes Representative or the Collateral Agent may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee, the Notes Representative or the Collateral Agent or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee , the Notes Representative and the Collateral Agent may, on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest on, the Notes (including in connection with an offer to purchase); provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or the Notes Representative or the Collateral Agent or exercising any trust or power conferred on it. However, the Trustee, the Notes Representative and the Collateral Agent may refuse to follow any direction that conflicts with law or the Indenture that the Trustee, the Notes Representative or the Collateral Agent, as applicable, determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee, the Notes Representative or the Collateral Agent, as applicable, in personal liability or if the Holders do not provide indemnity and security satisfactory to the Trustee, the Notes Representative and the Collateral Agent, as applicable, in respect of such direction.

No Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given to the Trustee or the Notes Representative and the Collateral Agent written notice that an Event of Default is continuing;

(2)	Holders of at least 25% in aggregate principal amount of the then outstanding Notes make a written request to the Trustee or the Notes Representative and the Collateral Agent to pursue the remedy;

(3)	such Holder or Holders offer and, if requested, provide to the Trustee , the Notes Representative or the Collateral Agent security or indemnity satisfactory to the Trustee, the Notes Representative or the Collateral Agent, as applicable, against any loss, liability or expense;

(4)	the Trustee, the Notes Representative or the Collateral Agent does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5)	during such 60-day period, Holders of a majority in aggregate principal amount of the then outstanding Notes do not give the Trustee or the Notes Representative or the Collateral Agent a direction inconsistent with such request.

A Holder of a Note may not use the Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note (it being understood that neither the Trustee, the Notes Representative nor the Collateral Agent has an affirmative duty to ascertain whether or not such by a Holder use prejudices the rights of, or obtains a preference or priority over, another Holder).

The Indenture provides that if a Default or Event of Default occurs and is continuing and is known to the Trustee, the Trustee must mail to Holders of Notes, the Notes Representative and the Collateral Agent a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium on, if any, or interest on, any Note, the Trustee may withhold the notice, and shall be protected in withholding such notice, if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

Authentication and Delivery of the Notes; Application of Proceeds Thereof

At least one Officer from the Company shall sign the Notes, by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates such Note, such Note shall be valid nevertheless.

A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature of the Trustee on a Note shall be conclusive evidence that such Note has been authenticated under the Indenture. A Note shall be dated the date of its authentication. At any time and from time to time after the execution and delivery of the Indenture, the Trustee shall authenticate and make available for delivery the applicable Notes referenced in the Indenture. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders.

The Trustee may act as the authenticating agent. The Trustee may also appoint an agent (the “Authenticating Agent”) acceptable to the Company to authenticate the Notes. Any such Authenticating Agent may authenticate the Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by the Authenticating Agent. An Authenticating Agent has the same rights as any Agent to deal with Holders or an Affiliate of the Company.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued in exchange for the Old Notes, and if the Company seeks to consummate the Plan of Reorganization, the Notes will be issued in connection with the Plan of Reorganization.

Release and Substitution of Property Subject to the Lien of the Indenture

The Company and the Subsidiary Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

(1)	to enable the Company or any Subsidiary Guarantor to consummate the disposition of such property or assets to the extent not prohibited under the restrictive covenant governing sales of assets (Section 4.10 of the Indenture);

(2)	in the case of a Subsidiary Guarantor that is released from its Guarantee with respect to the Notes, the release of the property and assets of such Subsidiary Guarantor;

(3)	in respect of the property and assets of a Restricted Subsidiary that is a Subsidiary Guarantor, upon the designation of such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the Indenture; in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with Article 9 of the Indenture; or

(4)	as otherwise required by the Intercreditor Agreement. For the avoidance of doubt, the release of any Liens of the Notes Representative, acting in its capacity as the Junior Representative (as defined in the Intercreditor Agreement), in the ABL Priority Collateral shall be automatic under the Intercreditor Agreement and shall not require the consent of any Holders.

The security interests in all Collateral securing the Notes also will be released (i) upon the satisfaction and discharge of the Indenture, in accordance with Article 12 of the Indenture; (ii) upon a Legal Defeasance or Covenant Defeasance of the Notes in accordance with Article 8 of the Indenture; (iii) upon payment in full and discharge of all Notes outstanding under the Indenture and all other Notes Obligations that are outstanding, due and payable under the Indenture at the time the Notes are paid in full in cash and discharged; (iv) in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with Article 9 of the Indenture; or (v) as to any Collateral (including, for the avoidance of doubt, any Capital Stock of any Guarantor and, in the case of a sale of all of the Capital Stock of a Guarantor, all of such Guarantor’s assets) that is sold, transferred or otherwise disposed of by the Company or any Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Restricted Subsidiary of the Company in a transaction or other circumstances that either (i) does not constitute an Asset Sale or (ii) otherwise complies with the asset sale provisions of the Indenture, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that, the Collateral Agent’s Liens upon the Collateral will not be released if the sale or disposition is subject to the mergers, consolidations or asset sale provisions of the Indenture.

Satisfaction and Discharge of the Indenture

The Indenture and the Security Documents will be discharged and will cease to be of further effect as to all Notes issued thereunder (except for surviving rights of the Trustee), when:

(1)	either:

(a)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b)	all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)	in respect of subclause (b) of clause (1) above, no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes issued thereunder at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Evidence of Compliance with Conditions and Covenants

The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, (i) within 90 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2017) and (ii) within 45 days after the last day of the fiscal quarter ending September 30, 2017, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year (or the fiscal quarter ending September 30, 2017, solely with respect to the foregoing clause (ii)) has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and the Security Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and the Security Documents and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture or the Security Documents (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium on, if any, or interest on, the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto. So long as any of the Notes are outstanding, the Company will deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto. Such certificate delivered within 90 days after the end of each fiscal year set forth in the foregoing clause (i) shall additionally confirm that the Company has taken all necessary actions to maintain the security interests and maintain perfection of the Collateral and shall be accompanied by an Opinion of Counsel as to the maintenance of the security interests and continued perfection of the Collateral. Such certificate and Opinions of Counsel shall be jointly addressed to the Trustee and the Collateral Agent.

Upon any request or application by the Company to the Trustee to take or refrain from taking any action under the Indenture (except in connection with the original issuance of Notes on the date of the Indenture), the Company shall furnish to the Trustee an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied and an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below have duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Frisco and State of Texas, on the 31st day of May, 2017.

GOODMAN NETWORKS INCORPORATED
GOODMAN NETWORKS SERVICES, LLC
MULTIBAND FIELD SERVICES, INCORPORATED

By:	/s/ John Debus
Name:	John Debus
Title:	Interim Chief Financial Officer

Attest:

/s/ Anthony J. Rao
Name:	Anthony J. Rao

Signature Page to the Form T-3/A

INDEX TO EXHIBITS

Exhibit	Description
Exhibit T3A.1	Second Amended and Restated Articles of Incorporation of the Goodman Networks Incorporated (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-4 filed with the SEC on February 14, 2013, File No. 333-186684).

Exhibit T3A.2**	Certificate of Formation of Goodman Networks Services, LLC.

Exhibit T3A.3**	Certificate of Incorporation of Multiband Field Services, Incorporated, as amended.

Exhibit T3B.1	Second Amended and Restated Bylaws of the Goodman Networks Incorporated (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-1 filed with the SEC on April 11, 2014, File No. 333-186684).

Exhibit T3B.2	Amendment No. 1 to Second Amended and Restated Bylaws of the Goodman Networks Incorporated, dated as of November 11, 2016 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 14, 2016, File No. 333-186684).

Exhibit T3B.3**	Limited Liability Company Agreement of Goodman Networks Services, LLC.

Exhibit T3B.4	Bylaws of Multiband Field Services, Incorporated (incorporated by reference to Exhibit 3.12 of the Company’s Registration Statement on Form S-4 filed with the SEC on October 24, 2013, File No. 333-186684).

Exhibit T3C*	Indenture governing the Notes.

Exhibit T3D	Not Applicable.

Exhibit T3E.1*	Disclosure Statement to the Joint Prepackaged Chapter 11 Plan of Reorganization of Goodman Networks Incorporated, et al.

Exhibit T3E.2*	Supplement to Disclosure Statement to the Joint Prepackaged Chapter 11 Plan of Reorganization of Goodman Networks Incorporated, et al.

Exhibit T3E.3*	Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Goodman Networks Incorporated, et al.

Exhibit T3E.4*	Second Amended Plan Supplement for the Joint Prepackaged Plan of Reorganization of Goodman Networks Incorporated, et al.

Exhibit T3E.5*	Form of Ballot.

Exhibit T3F*	Cross Reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included in Exhibit T3C).

Exhibit 25.1**	Statement of eligibility and qualification on Form T-1 of UMB Bank, National Association, as Trustee, under the Indenture to be qualified.

*	Filed herewith
**	Filed previously